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Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

July 13, 2016

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Keith Gregory, Division of Investment Management

Re:	VanEck Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Gregory:

Thank you for your telephonic comments regarding the correspondence filing for the Trust with respect to VanEck Vectors EM Investment Grade + BB Rated USD Sovereign Bond ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission on July 11, 2016. The Trust has considered your comments and has authorized us to make the response below on its behalf.

general

Comment 1.	With respect to the Staff’s prior Comment 15, please provide more specific information on the Board’s liquidity procedures regarding the determination of whether Regulation S and Rule 144A Securities are liquid.

Response 1.    We inform the Staff supplementally that, to the extent the Fund invests in Regulation S securities, it intends to primarily invest in Regulation S securities that have been “seasoned” and are considered freely tradable in the United States. Further, with respect to restricted securities, such as Rule 144A Securities and Regulation S Securities, the Adviser makes liquidity determinations on a case by case basis in accordance with the Trust’s liquidity procedures, as such procedures may be amended from time to time (the “Procedures”). Certain restricted securities resaleable in the United States or in a foreign market may be determined to be liquid by a portfolio manager who shall make such determination in accordance with the Procedures. To make a determination that a restricted security is liquid, the portfolio manager considers the following factors: a determination that the security can be sold within seven days at approximately the same amount at which it is valued by the Fund and that there is reasonable assurance that the security will remain marketable throughout the period it is expected to be held by the Fund.  In making these determinations, the portfolio manager may consider, among other factors, the frequency of trades and quotes for the security, the number of dealers and other potential purchasers who have issued quotes on the security, any dealer undertakings to make a market in the security and the nature of the security and the nature of the market place trades.

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If you have any questions, please feel free to contact Tiina Vaisanen at (212) 649-8727 or Stuart Strauss at (212) 698-3529.

Very truly yours,

/s/ Stuart M. Strauss

Stuart M. Strauss